Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Allied Gold Mining Plc

ACN/ARBN: 151 368 053

1. Details of substantial holder (1)

Name: Franklin Resources, Inc. and its affiliates

ACN (if applicable): N/A

The holder became a substantial holder on 5 July 2011

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary shares	15,940,759	15,940,759	7.98%*

*Based on shares outstanding of 199,756,259

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Name of relevant interest (7)	Class and number of securities
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure B, item 1	See Annexure B, item 6	See Annexure B, item 8	See Annexure B, items 3,7 & 9

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
See Annexure B, item 1	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 5	See Annexure B, item 3

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
The persons referred to in paragraph 1 of Annexure A are associates of Franklin Resources, Inc. by virtue of being a related body.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See annexure A

Signature

print name Lori A. Weber

Capacity: Assistant Secretary, Franklin Resources, Inc.

sign here

date 6 July 2011

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Algebra Capital Limited	Level 7, Gate Precinct Building 3, Unit 5, Dubai International Financial Centre, Sheikh Zayed Road, Dubai, UAE
Asian Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
C&EE General Partner Ltd.	St. Helier Jersey, Channel Islands
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation Nariman Point, Mumbai 400-021, India
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Mezzanine Fund II Management Co. Ltd.	Georgetown, Cayman Islands
Darby Brazil Mezzanine Management LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Converging Europe Founder Partner, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Emerging Markets Investments Ltd.	Georgetown, Cayman Islands
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo Da Veiga 45 – 4th Floor 04536-000 Sao Paulo (Sp) Brazil
Darby Latin American Mezzanine Management II, LLC	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Private Equity Korea Ltd.	20th Floor, Korea First Bank Building, 100 Gongpyungdong, Jongno-Gu, Seoul, 110-702 Korea.
Darby Stratus Administracao De Investimentos LTDA.	Rua Jeronimo Da Veiga 45 – 4th Floor 04536-000 Sao Paulo (SP) Brazil
Darby-Hana Infrastructure Fund Management Co. Ltd.	18th Floor, SKC Building 23-10, Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Darby-Probanco Investors, LLC	1133 Connecticut Avenue, NW, Suite 400, Washington, DC 20036
FCC Receivables Corporation	One Franklin Parkway, Building 910, First Floor, San

	Mateo, California 94403
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary International Ireland Limited	Unit 2F, Block 71, The Plaza, Park West, Dublin 12, Ireland
Fiduciary International, Inc.	600 5th Avenue, New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue, New York, New York 10020
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW, Suite 330, Washington D.C. 20036
Fiduciary Trust (International) S.A.	Bahnhofstrasse 22, Ch-8022 Zurich, Switzerland
Fiduciary Trust Company International	600 5th Avenue, New York, New York 10020
Fiduciary Trust Company Of Canada	350 Seventh Avenue SW, Suite 3000, Calgary, Alberta, T2P 3N9
Fiduciary Trust International Limited	The Adelphi Building, 1-11 John Adam Street, London, WC2N 6HT
Fiduciary Trust International Of California	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Fiduciary Trust International Of Delaware	1220 North Market Street, Wilmington, Delaware 19801
Fiduciary Trust International Of The South	200 South Biscayne Boulevard, Suite 3050, Miami, Florida 33131
Franklin Advisers Gp, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Advisers Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor, Fort Lee, NJ 07024-2938
Franklin Capital Corporation	47 West 200 South, Salt Lake City, UT 84104-1621
Franklin Investment Advisory Services, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway, Short Hills, NJ 07028-2789
Franklin Receivables, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin SPE, LLC	47 West 200 South, Suite 500, Salt Lake City, UT 84101
Franklin Templeton Asset Management (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton Asset Management (Malaysia) Sdn. Bhd.	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing No. 1, Leboh Ampang, 50100, Kuala Lampur, Malaysia
Franklin Templeton Asset Management Mexico, S.A. De C.V., Sociedad Operadora De Sociedades De Inversión	770 Montes Urales, Fourth Floor, Lomas de Chapultapec, 11000 Mexico, D.F.
Franklin Templeton Austria GmbH	4th Floor, Vienna 1010, Austria
Franklin Templeton Bank & Trust, F.S.B.	Box 17406, Salt Lake City, UT 84117
Franklin Templeton Capital Holdings Private Limited	1st Floor, Empire Tower, 26-28 Ham Nghi District 1, Ho Chi Minh City, Vietnam
Franklin Templeton Companies, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton France S.A.	16-18 Avenue George V, 75008 Paris, France
Franklin Templeton Global Investors Limited	5 Morrison Street, Edinburgh, Scotland, EH3 8BH
Franklin Templeton Holding Limited	C/O Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius

Franklin Templeton Institutional Gp, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Franklin Templeton Institutional, LLC	600 5th Avenue, New York, New York 10020
Franklin Templeton International Services (India) Private Limited	Franklin Templeton Park, 18-23, Financial District, Nanakramguda,Hyderabad - 500019 India
Franklin Templeton International Services S.A.	26 Boulevard Royal, L-2449 Luxembourg, Grand Duchy Of Luxembourg
Franklin Templeton Investimentos (Brasil) Ltda.	Rua Jerônimo Da Veiga, 45 - 4° Andar São Paulo-Sp, 04536-000, Brasil
Franklin Templeton Investment Management Limited	5 Morrison Street, Edinburgh,EH3 8BH
Franklin Templeton Investment Services Gmbh	Mainzer Landstr. 16, D-60325 Frankfurt-Am-Main, Germany
Franklin Templeton Investment Services Mexico S. De R.L.	Montes Urales 770, Oficina 401, Lomas De Chapultepec, Mexico City C.P. 11000, Mexico
Franklin Templeton Investment Trust Management Co Ltd (Korea)	3rd Floor, Ccmm Building 12 Youido-Dong, Youngdungpo-Gu, Seoul, South Korea 150-968
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House, 8 Connaught Road Central, Hong Kong
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street, Melbourne, Victoria 3000, Australia
Franklin Templeton Investments Corp	5000 Yonge Street Suite 900, Toronto, Ontario M2N 0A7, Canada
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor, 14-1, Kyobashi 2-Chome, Chuo-Ku, Tokyo 104-0031, Japan
Franklin Templeton Investments Poland Sp.Z.O.O	Rondo ONZ 1, 00-124 Warszawa
Franklin Templeton Investor Services, LLC	10600 White Rock Road, Rancho Cordova, Ca 95670-6032
Franklin Templeton Italia SIM S.P.A	C.So Italia, N.1, 20122 Milano, Italy
Franklin Templeton Luxembourg Holding S.A.	26 Boulevard Royal, L-2449 Luxembourg Grand Duchy Of Luxembourg
Franklin Templeton Magyarorszag Kft. (Also Known As Franklin Templeton Hungary L.L.C.)	Bank Center, Citibank Tower, Szabadsag ter 7, 1054 Budapest, Hungary
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal, L-2449 Luxembourg, Grand Duchy Of Luxembourg
Franklin Templeton Portfolio Advisors, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton Services Limited	The Sweepstakes Centre, Block C, Ballsbridge, Dublin 4, Ireland
Franklin Templeton Services, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton Strategic Investments, Ltd.	P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Franklin Templeton Switzerland Ltd.	Bahnhofstrasse 22, Ch-8022 Zurich, Switzerland
Franklin Templeton Travel, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton Trustee Services Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai 400-021

	India
FS Capital Group	1800 Gateway Drive, San Mateo, CA 94404
FS Properties, Inc	1800 Gateway Drive, San Mateo, CA 94404
FT Opportunistic Distressed Fund Ltd.	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Iti Capital Markets Limited	Century Centre, 75 Ttk Road, Chennai, India 600018
Mutual Recovery Fund, Ltd.	P.O. Box 309GT, Ugland House, George Town, Grand Cayman, Cayman Islands, KY1-1104.
Rensburg Fund Management Limited	Quayside House Canal Wharf, Leeds, LS11 5PU
Riva Financial Systems Limited	Old Chapel, Union Mills, Main Road Braddan, Isle Of Man Im4 4ad
Templeton Asset Management (Labuan) Limited	Lot H, Level 7, Wisma Oceanic, Jalan Okk Awang Besar, 87007 Federal Territory Of Labuan, Malaysia
Templeton Asset Management Ltd.	7 Temasek Boulevard, #38-03 Suntec Tower One, Singapore, 038987
Templeton China Research Limited	701b Citigroup Tower, 33 Hua Yuan Shi Qiao Road, Pudong Shanghai 200120 P.R. China
Templeton Do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404, Rio De Janeiro, RJ, Brazil
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe, 41 Cedar House Avenue, P.O. Box Hm 1179, Hamilton Hm Ex, Bermuda
Templeton Global Advisors Limited	P.O. Box N-7759, Lyford Cay, Nassau, Bahamas
Templeton Global Holdings Ltd.	P.O. Box N-7759, Lyford Cay, Nassau, Bahamas
Templeton International, Inc.	300 S.E. 2nd Street, Fort Lauderdale, FL 33301
Templeton Investment Counsel, LLC	300 S.E. 2nd Street, Fort Lauderdale, FL 33301
Templeton Restructured Investments III, Ltd.	300 S.E. 2nd Street, Fort Lauderdale, FL 33301
Templeton Restructured Investments, Ltd.	300 S.E. 2nd Street, Fort Lauderdale, FL 33301
Templeton Worldwide Inc.	300 S.E. 2nd Street, Fort Lauderdale, FL 33301
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd., Carmel, CA 93923
Franklin Templeton Financial Services Corp.	600 Fifth Avenue, New York, NY 10020
Franklin/Templeton Distributors, Inc.	One Franklin Parkway, San Mateo, CA 94403

Darby Colpatria Capital SAS	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
LSIMC, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Darby Latin American Investors, Ltd.	PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Darby Private Equity Brasil Administracao De Investimentos Ltda	Av. Brigadeiro Faria Lima, 3311, 5th floor, Itaim Bibi, São Paulo
DLAMF II Special Company, LLC	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
Franklin Templeton Investment Management GmbH	St. Helier Jersey, Channel Islands
Darby Asia Founder Partner, L.P.	M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Templeton Restructured Investments, L.L.C.	1013 Centre Road, Wilmington, DE 19805
TSEMF III (Jersey) Limited	Whiteley Chambers, Don Street, St Helier, Jersey, JE4 9WG
Franklin Templeton GSC Asset Management Sdn. Bhd.	Suite 31-02, 31st Floor, Menara Keck Seng, 203 Jalan Bukit Bintang, 55100, Kuala Lumpur, Malaysia
Franklin Templeton Slovakia, s.r.o.	Karadźičova 8/a, Bratislava, 821 08, Slovak Republic
FTC Investor Services Inc.	350 Seventh Avenue SW, Suite 3000, Calgary, Alberta, T2P 3N9

This is the annexure of 5 pages marked Annexure A signed by me and dated 6 July 2011.

....

Lori A. Weber, Assistant Secretary

ANNEXURE B
DETAILS OF ENTITLEMENTS AND RELEVANT INTERESTS

1. Holder of Relevant Interest	2. Nature of Relevant Interest	3. Class & Number of Shares (Ords)	4. Date of Acquisition	5. Consideration AUD$
Franklin Advisers Inc.	Acquisition	133,200	3/8/11	0.67
Franklin Advisers Inc.	Disposal	(46,000)	3/9/11	0.65
Franklin Advisers Inc.	Acquisition	2,200	3/14/11	0.61
Franklin Advisers Inc.	Acquisition	3,100	3/17/11	0.63
Franklin Advisers Inc.	Disposal	(93,000)	3/18/11	0.62
Franklin Advisers Inc.	Acquisition	4,300	3/22/11	0.64
Franklin Advisers Inc.	Acquisition	57,900	3/25/11	0.66
Franklin Advisers Inc.	Acquisition	57,900	3/31/11	0.63
Franklin Advisers Inc.	Acquisition	16,000,000	4/7/11	0.60
Franklin Advisers Inc.	Acquisition	70,500	4/11/11	0.69
Franklin Advisers Inc.	Acquisition	171,800	4/27/11	0.58
Franklin Advisers Inc.	Disposal	(5,500)	5/4/11	0.50
Franklin Advisers Inc.	Disposal	(45,200)	5/10/11	0.51
Franklin Advisers Inc.	Acquisition	131,250	6/1/11	0.50
Franklin Advisers Inc.	Acquisition	68,750	6/2/11	0.49
Franklin Advisers Inc.	Acquisition	276,356	6/10/11	0.55
Franklin Advisers Inc.	Disposal	(276,356)	6/10/11	0.55
Franklin Advisers Inc.	Scheme Implementation Date from Allied Gold Ltd	15,649,093	6/30/11	N/A
Rensburg Fund Management Limited	Capital Security Add	1,750,000	3/15/11	0.661
Rensburg Fund Management Limited	Scheme Implementation Date from Allied Gold Ltd	291,666	6/30/11	N/A

6. Registered Holder of Shares	7. Class of Shares	Number of Shares
JPMorgan Chase Ltd.	Ordinary	14,189,379
The Bank of New York	Ordinary	1,459,714
State Street Bank	Ordinary	291,666

8. Person entitled to be registered as holder	9. Class of shares	Number of Shares
Mutual Funds		
Franklin Gold & Precious Metals Funds	Ordinary	13,453,458
Franklin Strategic Series Franklin Natural Resources Fund	Ordinary	1,459,714
FTIF - Franklin Natural Resources Fund	Ordinary	456,353
FTIF - Franklin Gold and Precious Metals Fund	Ordinary	279,568

Rensburg UK Smaller Companies Trust	Ordinary	291,666
Separate Accounts		
N/A		

NOTES

1. **Nature of Relevant Interest:**

- Except as provided below, the relevant interest of each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A was acquired by virtue of an associate of, or related body corporate each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A, acquiring a relevant interest in voting shares of the company.

- The nature of the relevant interest acquired by the bodies corporate referred to in item 1 of Annexure B in relation to the voting shares referred to in item 3 of Annexure B arose by virtue of those companies having the right to dispose of the shares in the company as a result of the Investment Management Agreements set out below:

  Investment Management Agreement between Franklin Advisers, Inc. and Franklin Gold & Precious Metals Fund.

  Investment Management Agreement between Franklin Advisers, Inc. and Franklin Strategic Series Franklin Natural Resources Fund.

  Investment Management Agreement between Franklin Advisers, Inc. and FTIF – Franklin Natural Resources Fund.

  Investment Management Agreement between Franklin Advisers, Inc. and FTIF – Franklin Gold and Precious Metals Fund.

  Investment Management Agreement between Rensburg Fund Management Limited and Rensburg UK Smaller Companies Trust.

- Particulars of any relevant agreement or other circumstances by which the relevant interest was acquired: the interests were acquired in the ordinary course of business on the stock market of a stock exchange in accordance with the rules of the stock exchange and containing no terms or conditions other than the standard terms or conditions.

- Particulars of any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the shares to which the relevant interests relates: not applicable.

2. **Consideration**

Details of any and all benefits other than money, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition: not applicable.

This is the annexure of 3 pages marked Annexure B referred to in the Form 603 - Initial Substantial Shareholder Notice signed by me and dated 6 July 2011.

....
Lori A. Weber, Assistant Secretary